SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May 2023

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____          No    ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.	an announcement regarding resignation of director and senior management of China Petroleum & Chemical Corporation (the “Registrant”); and
2.	an announcement regarding list of directors and their roles and functions of the Registrant;

Each made by the Registrant on May 16, 2023.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Resignation of Director and Senior Management

The board of directors (the “Board”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) received resignations from Mr. Liu Hongbin and Mr. Zhao Rifeng on 16 May 2023 respectively. Due to their age, Mr. Liu Hongbin resigned as an executive director, a member of strategy committee of the Board and a senior vice president of Sinopec Corp., Mr. Zhao Rifeng resigned as a vice president of Sinopec Corp.

Mr. Liu Hongbin and Mr. Zhao Rifeng have confirmed that they have no disagreement with the Board and there are no other matters relating to their resignations that need to be brought to the attention of shareholders of Sinopec Corp.

Mr. Liu Hongbin and Mr. Zhao Rifeng have been diligent and responsible during their tenures. The Board would like to express its sincere gratitude to them for their hard work and contributions to the Company.

By Order of the Board

China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
16 May 2023

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Li Yonglin#, Cai Hongbin+ , Ng, Kar Ling Johnny+ , Shi Dan+ and Bi Mingjian+ .
# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

List of Directors and their Roles and Function

The members of the board of directors (the “Board”) of China Petroleum & Chemical Corporation are set out below:

Executive Directors
•	Yu Baocai
•	Li Yonglin

Non-executive Directors
•	Ma Yongsheng
•	Zhao Dong

Independent Non-executive Directors
•	Cai Hongbin
•	Ng, Kar Ling Johnny
•	Shi Dan
•	Bi Mingjian

There are five Board committees. The table below provides membership information of these committees on which each Board member serves.

Strategy Committee
Function	Name
Chairman	Ma Yongsheng
Member	Yu Baocai
Li Yonglin
Cai Hongbin
Shi Dan
Bi Mingjian

Remuneration and Appraisal Committee
Function	Name
Chairman	Bi Mingjian
Member	Ma Yongsheng
Ng, Kar Ling Johnny

Audit Committee
Function	Name
Chairman	Ng, Kar Ling Johnny
Member	Cai Hongbin
Shi Dan
Bi Mingjian

Nomination Committee
Function	Name
Chairman	Shi Dan
Member	Ma Yongsheng
Ng, Kar Ling Johnny

Sustainable Development Committee
Function	Name
Chairman	Ma Yongsheng
Member	Zhao Dong
Li Yonglin
Cai Hongbin

Beijing, the PRC,
16 May 2023

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Li Yonglin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.
# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: May 17, 2023